2023 REPORT

Pureboost

REPORT CARD

Dear investors,

The past 12 months have not generated the results we expected. In Q4 we made dramatic changes to the business to cut expenses, maintain cash and continue to build the brand with profitability and sustainability as the priorities.
At the end of 2021, after 3 years of triple digit growth, we made the choice to invest heavily into the physical retail channel. We believed this channel would be the third leg of our distribution stool (along with Amazon and DTC) and the key to the next wave of growth. We made investments in an experienced CEO, retail sell through programs and expensive brand marketing directed at success within Costco, Walgreens, Meijer, Target and others. For a multitude of reasons, we did not generate the sell through success and PO's that we believed were forthcoming. In the meantime, our loyal customer base on Amazon and DTC remained strong, despite the decreased support to those channels.

As we spoke to retailers, competitors, other CPG brands and institutional investors across the country we heard the same refrains. Retailers are being extremely conservative with new brands, new brands are struggling to find profitability with large retailers and investments were drying up for most brands not driving profits. In Q4 we we made the tough decisions to be

responsible to the long-term health of the brand and our investors. •We terminated our CEO and our Board has re-taken leadership of the business •We informed our retail partners that we are exiting those partnerships, effective immediately •We dramatically reduced our marketing and operating budget •We stopped development of new products and raised prices of our current products

As we enter 2024, we feel confident in these hard decisions. We were able to protect the $1.2m in cash on hand, protect the $1.5m in sellable inventory on hand and create a 2024 budget that will reduce loses by 10x and get the company to break even. We will focus completely on our initial and core revenue channels – Amazon and DTC.

We know that many similar brands did not make these decisions quickly enough and have run out of cash. Our focus is "survive to thrive" as we know we have a unique product in a growing category that will return to overall health in the near future. We appreciate your trust and we hope you appreciate the responsible decisions we've made in the past few months.

We need your help!

Our product is great, our brand is appealing, our loyal customers keep coming, back but we need more help gaining awareness at a reasonable price. Building awareness is our single biggest cost and it's challenging to invest heavily in awareness without absorbing short term losses. We need our investors to help us build awareness by spreading the word about Pureboost to their friend and family and via their social networks. Word of mouth marketing is impactful and profitable!!!

Sincerely,

Brian Enge

Co-Founder

Ray Faltinsky

Co-Founder

Sean Ross

Co-Founder

How did we do this year?

REPORT CARD

B-

☺ The Good

We obtained Pureboost distribution at Costco.com, Walgreens, Meijer and Ingles.

We increased our loyal subscription customers on both Amazon and Pureboost.com

We increased our marketing efficiency on Amazon, generating a higher ratio of revenue to marketing spend

☹ The Bad

Sell through at Costco.com, Walgreens, Meijer and Ingles was average and did not meet our expectations.

The marketing costs associated with driving sell through at Costco.com, Walgreens, Meijer and Ingles generated significant loses.

Amazon and DTC revenue dropped slightly as our focus and investment was steered towards the retail channel.

2023 At a Glance

January 1 to December 31


$$$$

$6,846,453 [21%]
Revenue



-$2,348,432
Net Loss


IOU!

$1,863,128 +27%
Short Term Debt



$4,932,581
Raised in 2023



$1,091,010
Cash on Hand
As of 02/ 1/20

INCOME BALANCE NARRATIVE


Revenues
Profit
$8,642,697
-$1,769,991
$6,846,453
-$2,348,432
2022
2023

Net Margin: -34% Gross Margin: 44% Return on Assets: -18% Earnings per Share: -$0.18

Revenue per Employee: $1,369,291 Cash to Assets: 13% Revenue to Receivables: 2,668

Debt Ratio: 30%

BODYGOOD_NUTRITION_LLC.-_Audit__20__21.pdf

2023.12_BGN_Financial_Statements.pdf

2022.12_BGN_Financial_Statements.pdf

We ❤ Our 659 Investors

Thank You For Believing In Us

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Thank You!

From the Pureboost Team



Brian Enge

Co-Founder

Serial entrepreneur with 4 exits. Active.com senior leadership when it sold for $1B+. Cyrk senior leadership when it IPO'd. Saucony EVP when it sold for $150M. Zoot...



Sean Ross

Co-Founder

Nutrition innovator and supply chain whiz. Experience managing manufacturing for Glanbia, the world's largest sports nutrition brand and has overseen the...



Ray Faltinsky

Co-Founder

Lifelong nutrition enthusiast. Launched and grew a nutrition company from 0 to $1.25B in sales over its 22-year lifetime, generating a 125x return for investors....



Danny DeMichele

Co-Founder

Sales and scale ace with 6 exits in digital marketing/e-commerce. Founder of Quiverr, a Top 25 Amazon bestseller with over $1B+ in revenue (acquired by ASM, the...



Jay Mercer

CEO

Strategic sales leader with 25+ years in CPG. Launched 250+ products for Fortune 500 companies and brands, including Del Monte, Milk Bone, Meow Mix & Hershey Foods. VP of...





Gillian Snyder

VP Marketing

Digital marketing and scale ace with 15+ years leading geographic and category expansion for global...

Details

The Board of Directors

Director	Occupation	Joined
Danny DeMichele	Digital Marketing Executive @ Growth Partner	2018
Ray Faltinsky	Health and Wellness Executive @ Total Wellness Solutions	2018
Brian Enge	Sports Executive @ Surf Cup Sports	2018
Sean Ross	Health & Wellness Executive @ Total Wellness Solutions	2018

Officers

Officer	Title	Joined
Brian Enge	Partner	2018

Voting Power

Holder	Securities Held	Voting Power
Robin Hood Brands (37.28% owned by Brian Enge, 33.43% owned by Growth Partners)	3,211,200 Class A	37.9%
Total Wellness Solution (55% Owned by Ray Falinsky, 45% owned by Sean	5,253,908 Class A	62.1%

owned by Sean
Ross)

Past Equity Fundraises

Date	Amount	Security	Exemption
06/2018	$200,000		Other
06/2018	$200,000		Other
08/2019	$1,040,000	Common Stock	Other
01/2020	$138,000		Other
06/2020	$1,125,000	Common Stock	Other
07/2020	$500,000		Other
02/2021	$60,000		Other
02/2021	$140,000		Other
04/2021	$353,000		Other
06/2021	$2,325,000	Common Stock	Other
07/2021	$372,000		Other
08/2021	$459,068		Other
09/2021	$79,000		Other
09/2021	$551,000		Other
12/2021	$500,000		Other
02/2022	$500,000		Other
03/2022	$510,000		Other
05/2022	$250,000		Other
05/2022	$250,000		Other
05/2022	$500,000		Other
06/2022	$250,000		Other
06/2022	$250,000		Other
06/2022	$515,000		Other
11/2022	$631,000		Other
04/2023	$2,852,581		4(a)(6)
05/2023	$955,000		Other
06/2023	$1,125,000	Common Stock	Other

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Total Wellness Solutions	06/09/2018	$200,000	$219,439	2.48%	06/09/2027	Yes
Robin Hood Brands	06/09/2018	$200,000	$219,218	2.48%	06/09/2027	Yes
Amazon	01/28/2020	$138,000	$0	14.72%	02/28/2021	
EIDL	07/02/2020	$500,000	$518,933	3.75%	07/02/2052	Yes
Shopify Capital	02/01/2021	$60,000	$0	8.9%	02/01/2022	
Amazon	02/22/2021	$140,000	$0	10.99%	02/22/2022	

Amazon	04/15/2021	$353,000	$0	10.99%	04/15/2022	
Amazon	07/19/2021	$372,000	$0	8.99%	07/19/2022	
Total Wellness Solutions	08/03/2021	$459,068	$539,632	5.0%	06/30/2027	Yes
Shopify Capital	09/02/2021	$79,000	$0	8.9%	09/02/2022	Yes
Amazon	09/08/2021	$551,000	$0	8.99%	09/08/2022	
Wayflyer	12/10/2021	$500,000	$0	1.65%	12/10/2022	
Wayflyer	02/08/2022	$500,000	$0	2.0%	02/08/2023	
Amazon	03/14/2022	$510,000	$0	8.99%	12/14/2022	
Total Wellness Solutions	05/20/2022	$250,000	$250,000	9.0%	12/31/2022	Yes
Robin Hood Brands	05/20/2022	$250,000	$250,000	9.0%	12/31/2022	Yes
Wayflyer	05/27/2022	$500,000	$0	2.0%	05/27/2023	Yes
Robin Hood Brands	06/17/2022	$250,000	$250,000	9.0%	12/31/2022	Yes
Total Wellness Solutions	06/17/2022	$250,000	$250,000	9.0%	12/31/2022	Yes
Amazon	06/28/2022	$515,000	$0	8.99%	06/28/2023	Yes
Amazon Lending	11/14/2022	$631,000	$0	9.49%	11/14/2023	
Amazon Lending	05/16/2023	$955,000	$248,219	9.49%	05/16/2024	Yes

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class C	5,118,245	4,401,130	No
Class A	8,500,000	8,465,108	Yes
Class P	793,124	390,856	No

Warrants: 0
Options: 0

Form C Risks:

Highly Competitive Market. The energy drink market is highly competitive and, although our product is unique, it is not protected by a patent. Competition for shelf space is fierce and often times expensive. Further, large, well-funded Consumer Package Goods (CPG) companies can create and develop brands to compete with Pureboost. Consumer have many choices in the energy drink market and we cannot ensure the demand for Pureboost will continue to grow.

Brand and Product Quality Risk. The success of our brand depends on the positive image that consumers have of it. Product quality issues, including counterfeit product or confusingly similar products, could harm the image and integrity of our brand. This could decrease customer support for our brand and decrease sales.

Risk of Complete Loss. Investment in Pureboost may involve a complete loss of the money invested. Private securities investment in early stage companies like Pureboost involve a high degree of risk. Many or most such investments lose money. The investor may ultimately receive cash, securities, a combination of cash or securities, or nothing at all. If the investor receives securities, the securities may not be publicly traded and may not have any significant value.

Long Holding Period for Return, If Any. The securities that investor will receive are subject to restrictions on transfer and cannot be redeemed. Instead, an investor typically must hold his/her securities until the company, Pureboost, has sold its securities or assets and liabilities (a "Liquidation Event"). A Liquidation Event may not occur for many years or at all. The investor must therefor bear the economic risk of holding their investment for an indefinite period of time.

No Right to Manage. The investor will hold no right to manage or to influence the management of either Pureboost or WeFunder SPV LLC

No Right to Vote. Any voting rights will be exercised by the Lead Investor, pursuant to the power of attorney granted by the investor in the purchase and investing agreements and the investor will not be able to control or influence such vote.

LLC Terms Subject to Modification. The terms of the WF SPV interests the investor is purchasing can be modified unilaterally by the Manager of WF SPV. The terms of the Pureboost Class C Units that WF SPV is purchasing on behalf of the investor can also be changed, including to adversely affect the Class C Unit terms, with the consent of the holders of 70% of the outstanding Class C Units, which means that the Lead Investor representing the WF SPV investors could be outvoted. Investors are recommended to read the LLC agreements for both WF SPV and Pureboost carefully and to consult with legal counsel on these ramifications.

LLC Ownership Ramifications. The Manager of WF SPV can prevent the investors from transferring ownership of any of their ownership interests. Further, the Pureboost investors, including WF SPV, face restrictions on transfer, including a right of first refusal, where Pureboost or its other investors can prevent sale to a third party and instead buy an investor's units, which often renders the units to have no liquidity or cash value on sale. Investors are recommended to read the LLC agreements carefully, including (a) Article IV of the WF SPV LLC Agreement and (b) Article VIII of the Pureboost Operating Agreement, and to consult with legal counsel on these ramifications.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Current and Potential Lack of Profitability. Pureboost is currently not profitable. Pureboost might not achieve profitability. Pureboost is susceptible to rising costs in raw materials, manufacturing, packaging, marketing, employee staff and other costs, all of which can adversely impact profitability.

Business Projections May Not Be Reached. Our projected revenue of $7 million in the second half of 2022 might not be reached. We might not reach profitability by the end of 2023 as

we project. We might need to raise capital prior to 2025 as we project even if this investment round is fully subscribed, which might not happen. Our current working capital loan availability through Amazon Lending, Shopify Lending, and/or Wayflyer might be cancelled without our being able to find a substitute which could adversely affect Pureboost's business or even make it unviable. We might not reach the revenue acceleration we project will make us attractive for sale to a larger company. It could be that these and other revenue, profitability, and capital availability and depletion projections are not accurate. It could take longer to meet projections or they might not be met at all. If this is the case, our investors may experience a lengthy period on their rate of return or a return that is well below that of other investment opportunities. Their investment might become very low value or worthless.

Macro-economic Risk. The United States and international economies have experienced a period of slowing economic growth. A sustained economic recovery is uncertain. If the economy continues to worsen or recovery cannot be sustained, we may experience decreases in the demand for our products, which may harm our operating results.

Lack of Distributions. Pureboost does not plan to pay distributions to its unit holders in the near future. There is no guarantee Pureboost will ever receive sufficient profit from its operations to be able to declare and pay distributions to its unitholders shareholders.

Possible Insufficient Capital. Pureboost might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case Pureboost might need to reduce sales and marketing, product development, or other expenses. Even if the company raises the entire round successfully, Pureboost might need to raise more capital in the future in order to continue. Even if Pureboost does make successful offering(s) in the future, the terms of those offerings might result in your investment in the company being worth less because of the terms of future investment rounds.

Company Full Discretion to Use Investment Funds. Pureboost intends to use a significant portion of the proceeds from the offering for unspecified working capital. The offering proceeds will be used by Pureboost in the ways management deems most effective towards Pureboost's goals. This ultimate company discretion means that Pureboost is not limiting the use of funds to specific uses that investors could evaluate.

Limited Information Rights. Investors will not be entitled to any inspection or information rights other than those required by Regulation CF and/or the Delaware Limited Liability Company Act, Title 6, Chapter 8, §§ 1801, et seq.

Unregistered Securities Investment. The securities being offered are not registered under the securities laws of the United States or any other country and thus may not be transferred to any other person unless an exemption applies under those securities laws and evidence of such exemption is provided to Pureboost. They are also subject to restrictions on transfer set forth in the investing agreements. They thus have no liquidity or cash value that can be obtained via a sale transaction to any person.

Potential "Phantom" Taxable Income. Investors will receive an annual report ("Form K-1") which might list taxable income or tax-related loss for the investor. Investors might receive taxable income they are required to report on their tax returns without, or prior to, receiving any distribution of cash income sufficient to pay the tax liability the investor will have. Investors are recommended to read the LLC agreements carefully and to consult with a tax

advisor. Investors are directed to read the operating agreements for Pureboost and for WeFunder SPV LLC, and to note the tax provisions, including Article V of the Pureboost Limited Liability Company Agreement and Section VI (d) and Article IX of the WeFunder SPV LLC Operating Agreement.

Supply Chain Interruptions. Pureboost is reliant on sourcing raw materials from multiple countries and is reliant on third party manufacturing. Our supply chain can be interrupted by natural disasters, changes in demand, economic instability, war, terrorism, pandemic, and labor disputes, among other factors. These risks are largely out of our control.

Time Commitment of Founders. Pureboost's founders do not dedicate 100% of their time to Pureboost. Each of the four founders has other business interests and responsibilities outside of Pureboost.

Possible Loss of Key Management Personnel. The CEO and management team are full time employees focused on Pureboost and are necessary for the company's success. Any loss of services of the members of the management team could have an adverse effect on the company. There can be no assurance that Pureboost will be successful in attracting and retaining other personnel needed to grow the business such that investors realize a return or even return of their investment capital.

Litigation Risk. Companies in the beverage industry are, from time to time, exposed to class action or other litigation relating to advertising, product liability or health consequences resulting from the use of a product. Litigation or assertions of this type have adversely affected companies in the beverage industry, and it is possible that we, as well as our suppliers, could be named in litigation of this type.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large

Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

investor.

For example, the unitholders may change the terms of the Operating Agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common unit that take into account factors such as the following:

such as the following:

unrelated third party valuations of our common unit;
the price at which we sell other securities, such as convertible debt or preferred Unit, in light of the rights, preferences and privileges of our those securities relative to those of our common unit;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common unit;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

BodyGood Nutrition, LLC, dba Pureboost

Delaware Limited Liability Company
Organized June 2018
5 employees
2033 San Elijio Ave
#490
Cardiff CA 92007 http://pureboost.com

Business Description

Refer to the Pureboost profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Pureboost is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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